

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Mingxiu Luan
Chief Financial Officer
TIAN RUIXIANG Holdings Ltd
Room 1106, 10 / F, No. 19
North East Third Ring Road
Chaoyang District, Beijing
People's Republic of China

> **Re: TIAN RUIXIANG Holdings Ltd**
> **Form 20-F for Fiscal Year Ended October 31, 2021**
> **Filed on March 7, 2022**
> **File No. 001-39925**

Dear Ms. Luan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F

Introduction, page 1

1. In future filings, please revise the definition of China or the PRC, in the third bullet point in this section, to include Hong Kong and Macau. Please provide your proposed revised disclosure in your response letter.

General

2. In future filings clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your

subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please include the proposed disclosure in your response letter.

3. In future filings please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permission requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please include the proposed disclosure in your response letter.

4. In future filings please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Please include the proposed disclosure in your response letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or John Spitz, Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave, Staff Attorney, at (202) 551-3601 or Susan Block, Staff Attorney, at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance